

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 31, 2023

Jon Isaac
Chief Executive Officer
LIVE VENTURES Inc
325 E. Warm Springs Road, Suite 102
Las Vegas, Nevada 89119

> **Re: LIVE VENTURES Inc**
> **Registration Statement on Form S-3**
> **Filed March 24, 2023**
> **File No. 333-270836**

Dear Jon Isaac:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Rucha Pandit at (202) 551-6022 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Stephanie Hager